Filed by TriQuint Semiconductor, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RF Micro Devices, Inc.
Commission File No.: 000-22511
Date: July 24, 2014
July 23, 2014
TriQuint Semiconductor, Inc. (TQNT) Q2 2014 Earnings call

TriQuint Semiconductor, Inc. (TQNT)
Q2 2014 Earnings Call

CORPORATE PARTICIPANTS
Grant Brown TriQuint Semiconductor - Director of IR
Ralph Quinsey TriQuint Semiconductor - President & CEO
Steve Buhaly TriQuint Semiconductor Inc - CFO

CONFERENCE CALL PARTICIPANTS
Vivek Arya BofA Merrill Lynch - Analyst
Edward Snyder Charter Equity Research - Analyst
Quinn Bolton Needham & Company - Analyst
Cody Acree Ascendiant Capital - Analyst
JoAnne Feeney ADR Investment Strategies - Analyst
Steve Smigie Raymond James & Associates - Analyst
Mike Burton Brean Capital, LLC - Analyst
David Duley Steelhead Securities - Analyst
Sid Sinha Canaccord Genuity - Analyst
Tom Sepenzis Northland Capital Management - Analyst
Tom Diffely D.A. Davidson & Co. - Analyst
Bill Dezellem Tieton Capital Management - Analyst

PRESENTATION

Operator

Good afternoon. My name is Dustin, and I will be your conference operator today.

At this time, I would like to welcome everyone to the TriQuint Semiconductor second-quarter earnings conference call. All lines will be placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer session.

(Operator Instructions)

I will now hand the call over to our host, Mr. Grant Brown. Sir, you may begin.

Grant Brown - TriQuint Semiconductor - Director of IR

Thank you, Dustin. Good afternoon, everyone, and welcome to our second-quarter 2014 conference call. I'm Grant Brown, Director of Investor Relations. With me today are Ralph Quinsey, our President and Chief Executive Officer, and Steve Buhaly, our Chief Financial Officer.

During the call, we will make forward-looking statements about TriQuint's business, our projected financial results, and our proposed merger with RFMD. Actual results could differ materially from our projections based on various risk factors, including those described in the press release we issued earlier today and our reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.

All financial measures presented in today's call are on a non-GAAP basis. Non-GAAP financial measures report tax on a cash basis and exclude equity compensation charges, entries associated with mergers and acquisitions, and other specifically identified non-routine items. These non-GAAP measures are provided to enhance understanding of our core operating performance. A full reconciliation of those non-GAAP measures to our GAAP results is in our press release and in the investor section of our website.

I will now turn the call over to Ralph to provide an overview of the quarter.

Ralph Quinsey - TriQuint Semiconductor - President & CEO

Thanks, Grant, and good afternoon, everyone. I am delighted to report TriQuint's second-quarter revenue was $230.8 million, and earnings were $0.13 per share, both above the high-end of our prior guidance. Revenue grew 30% sequentially and 21% year-over-year with gross margins as compared to Q2 last year increasing over 1,000 basis points to 41.7%.

The significant margin improvement is a result of manufacturing cost improvement, better product portfolio management, and higher revenue. Cost reduction actions combined with improved overall manufacturing execution have paired nicely with migrating our product portfolio towards higher value solutions and away from commodity projects and non-strategic foundry. Given the success on these fronts, we now expect full-year 2014 gross margins to be comfortably above 40%.

Looking at the industry as a whole, the RF market is entering a period of substantial growth fueled by strong demand for smartphones and the worldwide adoption of 4G LTE. Growth in LTE is favorably impacting both our mobile and infrastructure markets with strong pull in China to support ramping smartphone demand and the buildout of base stations in optical communications networks.

Our strength in premium filters continues to be a tailwind for TriQuint with increasing demand for differentiated products. In response to growing market demand, we plan to further expand our capacity for both BAW and TC-SAW. This new capacity is expected to come online beginning late this year and throughout 2015, effectively doubling our capability.

The other industry news, of course, is the pending combination of TriQuint and RFMD. Most analysts agree this combination makes great sense, and more importantly, most of our customers have enthusiastically endorsed it.

Updating key merger milestones, our HSR waiting period has successfully passed. We are planning for shareholder votes this summer, and China antitrust approval is on track for a second-half close.

Looking more closely at our infrastructure and defense markets, Q2 revenue was $86.4 million, up approximately 16% sequentially. During the second quarter, IDP launched 51 new products exceeding our prior record of 41 new products in a given quarter. New product launches are the lifeblood of future revenue growth and profitability in these markets. For the full year, we remain on track for another record year of new product introductions.

In the base station market, revenue of $25.2 million was up 77% over the second quarter last year and up over 55% on a year-to-date basis. We continue to experience strong demand supporting the worldwide 4G LTE buildup. Orders increased last year primarily from China and took another step up in Q1. Demand is expected to stay at these levels, just north of $100 million a year through 2015 and likely well into 2016 as carriers continue to build out their 4G infrastructure.

Looking forward, this should be an ideal market for our GaN technology which enables higher efficiency and greater bandwidth for high-power applications. I see GaN for base station power as a great opportunity to significantly expand our servable market in the future.

Total revenue in our transport segment was $28 million in the quarter and should remain strong throughout the balance of the year. Optical products were the standout performers where revenue was up approximately 50% sequentially.

Our extensive partnerships with industry leaders has positioned TriQuint as the performance leader in driver amplifiers. In fact, Huawei was a 10%-plus customer this quarter due in part to strength we saw in optical. Demand in the transport segment is ultimately driven by data traffic which continues to expand rapidly. Future systems will require greater bits per bandwidth, lower cost, lower power consumption, and smaller size -- all areas where we excel.

Defense revenue of $26.4 million was up 16% sequentially. Of the 51 IDP products released during the second quarter, 33 were for defense applications and nearly all of these were based on GaN technology. In fact, in May, we were recognized by the Department of Defense for achieving significant milestones for GaN manufacturing readiness and maturity.

International opportunities also continue to be strong. Our customers abroad accounted for nearly half of our new product evaluations. Lastly, we continued to win in airborne radar, having registered a $20 million design win in the quarter to support F-16 radar upgrades.

Turning now to mobile devices, second-quarter revenue was $144.4 million, which represents sequential growth of 40% and 22% as compared to Q2 2013. The large sequential growth came in two areas -- a strong uptick of BAW filters to support LTE smartphones primarily in China and the return to normal demand from a major customer following a Q1 inventory adjustment.

From a broader perspective, the growing adoption of 4G LTE and the continued increase in RF content are dual drivers of a large and growing market opportunity. Not only is RF content in each new world phone increasing, but more importantly, the weighted average content across the billions of phones sold each year is increasing.

What this means is as entry-level phones transition to LTE smartphones, RF content expands significantly. While high-end phones are pushing RF dollar content into the teens, we expect content to jump from less than $1 to $3 or $4 as entry-level phones move from 2G to 4G with significant unit volume behind the transition. Regional roaming 4G phones are expected to drive $8 of RF content.

Essential to this transition is a requirement for BAW filters specifically needed for new, high-frequency bands and filtering for Wi-Fi coexistence. As Chinese carriers convert their collective 1.2 billion subscribers to 4G LTE smartphones, we anticipate a meaningful increase in the weighted average of RF content.

Demand from phone manufacturers in China was up sharply in Q2, and I anticipate the strength will continue into the second half of the year. The LTE opportunity in China is just beginning and represents one of our larger growth opportunities over the next several years.

Additionally, our demand has been very broad-based with increased penetration across a diverse set of customers. Our filters and MMPs have earned design wins on 18 new reference design platforms covering all six major chipset providers. Premium filter products have significantly broadened our revenue base where we are now supporting over 50 unique customers worldwide.

Complexity in the RF section of the phone has grown significantly, a trend that will continue. Historically, the industry has been centered around narrow band power amplifiers combined with a few low-cost filters and simple switching. That has changed, and RF architectures have increasingly become dominated by incredibly sophisticated filters and high-performance switches matched with high-efficiency, wide band amplifiers. Looking at filters specifically, we estimate the average number of filter functions per phone will grow from approximately 13 in 2013 to over 20 by 2015.

Steve will now provide a detailed financial review of the quarter and outline our guidance for the third quarter.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Thank you, Ralph.

For the second quarter of 2014, revenue was $230.8 million, up 21% from the second quarter of 2013 and up 30% sequentially. Sequential growth was strong for each of our markets with defense up 15.9%, networks up 16.2%, and mobile up approximately 40% with strong demand for BAW filters.

For the second quarter, our end market revenue split was 63% mobile devices, 26% network infrastructure, and 11% defense and aerospace. Please refer to the supplemental data posted on the investor section of our website for a more detailed breakdown and trend of our revenue by market.

During the second quarter, Foxconn technology group and Huawei Technologies accounted for 25% and 11% of our revenue, respectively. Please note that our end customers may use multiple subcontractors to build their products, and that the mix of these firms may vary over time.

Our book-to-bill ratio for the quarter was 1.07. Gross margin was 41.7% for the second quarter of 2014, up sequentially from 35.3% and up sharply from 31.3% in the second quarter of 2013. Active management of our portfolio, highlighted by strong growth in our premium filter business and reductions in lower margin discrete contributed to the 1,000-basis-point improvement in gross margin over Q2 of 2013. Sequentially, higher revenues, efficient factory execution, and the cost reductions taken earlier this year all contributed to the improvement in margins.

Operating expenses were $72.0 million for the second quarter of 2014, up slightly from the prior quarter. Engineering materials expense was relatively high in the quarter as we finished development of key products. Payroll taxes from option exercises and variable compensation were also higher than expected due to strong overall performance.

Tax expense for the second quarter was negligible. Net profit for the second quarter was $23.6 million, or $0.13 per diluted share. Total cash and investments increased by $60.0 million to $223.5 million during the second quarter. The increase was due to net income and significant proceeds from employee stock option exercises.

Capital expenditures of $21.3 million, primarily for premium filter capacity were slightly below quarterly depreciation. As Ralph highlighted earlier, our capital expenditures are expected to increase in Q3 to at least $50 million as we respond to an exciting set of market opportunities and begin executing a doubling of our premium filter BAW and TC-SAW capacity.

Moving to our financial outlook, we believe second half revenue will be between $550 million and $600 million, up 11% at the midpoint from the prior year. While the split of this revenue between the third and fourth quarters is dependent on major program timing, we currently expect third-quarter revenue to range between $255 million and $265 million.

Third-quarter gross margin is expected to be between 43% and 45% driven by strong execution, higher factory utilization, and product mix. Operating expenses are expected to be about $70 million. Third quarter net income per diluted share is expected to be between $0.23 and $0.25. As of today, we are 93% booked to the midpoint of our Q3 revenue guidance.

On the investor relations front, we are looking forward to seeing many of you during our upcoming investor-related trips. This summer, we will be attending the 34th annual growth conference hosted by Canaccord Genuity in Boston on August 14. A link to the live audio webcast and presentation materials will be available on the investor section of our website. Our Q3 2014 conference call is currently scheduled for October 22, 2014.

I will now turn the call over to Ralph for closing comments after which we will open the call to your questions.

Ralph Quinsey - TriQuint Semiconductor - President & CEO

Thanks, Steve. These are exciting times for the RF industry.

Defining characteristics of success in the future will be access to differentiating technologies, product leadership, and scale for competitive cost. Recent consolidation activity following our February announcement underscores these points as the industry evolves to focus on profitable long-term growth. Our pending merger with RFMD represents an elegant combination of capabilities and structure.

From a product standpoint, we are incredibly excited about incorporating strength from both companies into future products. Customers have asked us to start working together as soon as possible to help them simplify the increasing RF complexity in their products.

Finally, the transition to LTE is driving demand across-the-board, from handsets to infrastructure. Our new Company will have the worldwide manufacturing scale customers expect from their technology partners.

In the mobile world today, today's buzz is around carrier aggregation and band proliferation, but there are already discussions about 5G initiatives. It is hard to say exactly how this will shape up, but it will surely include denser integration of more and higher frequency bands and drive greater demand for premium filters, high-performance switches, and high-efficiency wide band amplifiers. All areas of strength for our new, combined Company.

As integration planning continues, we see clear benefits for customers, employees, and investors. Customers will gain access to more high-performance, cost-effective products. Employees will be part of a larger and stronger Company. And finally, we expect the combination to unlock significant value for shareholders in the form of synergies that would be realized over the coming years. I continue to receive positive feedback on all fronts.

Dustin, we are ready to take questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Vivek Arya, Bank of America Merrill Lynch.

Vivek Arya - BofA Merrill Lynch - Analyst

Thank you for taking my question. Very good execution in Q2, but when I look at your Q3 outlook, it's about 4% year on year. I know you did mention that there is some uncertainty about timing of programs, but are you being a little conservative here? Is this really a visibility? Is that a timing issue? How do I contrast that 4% year on year in Q2 and then 11% in the back half -- let's say something like a 40% year-on-year growth that somebody like Skyworks guided to?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

Net-net, we may be conservative. We take the information that is in front of us and give you our best estimates. And then also, I would ask you to be mindful that we have discontinued a significant amount of products both in the mobile space and our non-strategic foundry. And, if you pulled those out, I think you see much of your grow rates.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

If you just look at the second half to avoid the uncertainty around these major program timing, we're up about 11% year on year. The revenue that we're exiting also adds up to 7% or 8% year on year, had we not exited. So, had we not been getting out of some of this low-margin amplifier stuff, we would be up about 18% year on year in the second half. As it is, we are forecasting about 11%.

Vivek Arya - BofA Merrill Lynch - Analyst

Got it. If that makes sense. That is very useful. And then, as a follow-up on the gross margins, very solid progress there. Close to 44% now. RFMD is also getting close to those levels.

How should I think about what the target should be as the Companies get together because I think in the past you had outlined a target of around 45%, but you are already doing close to 44%. So, will there be the opportunity to perhaps revise those targets upwards? Or, how should we look at -- how should we look at the drivers of progress from here on?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

I think in this case I am going to ask you to hold your question for about 24 hours. Let's let our partners-to-be announce their results, and then I would say that would be an appropriate question to ask tomorrow afternoon on that call.

Vivek Arya - BofA Merrill Lynch - Analyst

But, what about TriQuint specifically? What would be the drivers of expanding gross margins from here onwards?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

I can take that. Sure. I still see opportunity for more penetration on premium filters. And, as I'm sure you are aware, premium filters really bring a lot more value to the Company and to the customers than some of our traditional parts. On the infrastructure and defense side, we continue to see the opportunity to expand our footprint in those markets with rapid new product introductions and good long-term outlook for growth there. Those two parts of our business clearly are margin drivers for the Company.

Vivek Arya - BofA Merrill Lynch - Analyst

Thank you.

Operator

Edward Snyder, Charter Equity Research.

Edward Snyder - Charter Equity Research - Analyst

Thanks a lot. Several questions. Steve, just to be clear here, you are unwinding a lot of the non-strategic and low-margin business. That is coming out in the second half, as well. What was that number? Can you give us a revenue number for this period? And then, what it would have been for September had you not gotten rid of that revenue?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Yes, I don't want to give the precise number, but we are exiting significant amount of revenue year on year. I would say that we are probably exiting close to $100 million. This revenue stream is dropping about $100 million from 2013 to 2014. It is roughly 10% growth that we are giving up by moving out of this low-margin, active device category.

Edward Snyder - Charter Equity Research - Analyst

Great. And then, remind us, when will that be complete do you think?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

We will be probably two-thirds done this year, and the remaining one-third will peel out over the following year probably.

Edward Snyder - Charter Equity Research - Analyst

Great. Then, TriQuint is one of two leading suppliers of TC-SAW, demand for which is obviously ramping pretty hard over the next 12 months now that Verizon isn't giving any waivers out. Do you expect your share, Ralph, of TC market to be flat, up, or down a year from now?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

For us, since it is a rapidly growing market, we don't look at it so much as share gains a just holding on to the growth. So, I think we will either hold on to share or gain it. We are investing in TC capacity. We think we have got some great products in the pipeline. But again, I think the real material question is just hanging on to the growth rates more than gaining or losing share.

Edward Snyder - Charter Equity Research - Analyst

Band 13 is obviously going to be a big focal point in the next 12 months for that product. And, I know you have talked about and have shown a very compelling part. Are you seeing any competitors in that space? Or, you know of in terms of a part that could compete in there? And, has this part moved into the top tier of the more difficult filters in terms of both technology and then pricing?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

To answer the second part of your question first, yes, this will be an attractive product for us. A high value product. Very difficult to build. And, we have sampled and have received feedback from quite a few customers as well as chipset partners. We think we will have a very good position on that device.

Edward Snyder - Charter Equity Research - Analyst

And then, of the four products that use duplex filters in the cell phones -- discrete, filter banks, FEM IDs, and pads -- how many are you producing now and collecting revenue for?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

Give me the categories again, Ed?

Edward Snyder - Charter Equity Research - Analyst

Discrete filters, filter banks, FEM IDs, and pads, as far as you'd find the filter in a cell phone. Of those four categories, which are you actively participating in right now?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

I would say all but FEM IDs.

Edward Snyder - Charter Equity Research - Analyst

I am sorry. I might've missed this. Did you talk BAW capacity? Where are you now, and where do you think you will be a year from now?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

We think we are going to double the capacity over the next year in BAW.

Edward Snyder - Charter Equity Research - Analyst

Is that starting this period? Because previously you had said you had pretty much enough capacity to last you through most of this year, and then you would take a sighting as you got further into the year on what is going on. Sounds like things have changed?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

Yes, so we're at the point of the year where we are tying to look at future opportunities. We have made the decision to significantly invest in both BAW and TC-SAW because we see clear opportunities for those products over the next several years.

Edward Snyder - Charter Equity Research - Analyst

Final question. Obviously, your margin is doing well even though your revenue is a little bit light because you're backing out a lot here. It kind of reflects the mix to filters. Where do you see your amplifier business? It has been ebb and flow. As you know, Samsung is moving into a different architecture at this point that's going to be using more filters, integrated-wise.

How do you feel about your competitive position in MMPAs and discretes? I know some of that is what you are unwinding, but did you lose some share over the last six months or so? And, is it something that you think you are going to do better in in the next six months? Or, are you pretty much just looking at -- like a Avago's model -- they are only really interested in doing amplifiers to the extent they could sell GaAs -- or all filter, too. Or, is that more of a shift in strategy?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

I do see healthy growth for MMPAs year-over-year and currently forecasting a fairly robust second half, particularly in China. And, we do have some good chipset design wins with partners that I mentioned earlier. You are right as far as discrete narrow band amplifiers. That is part of the revenue stream Steve mentioned we are winding down.

Edward Snyder - Charter Equity Research - Analyst

Great, thanks a lot.

Operator

Quinn Bolton, Needham & Company.

Quinn Bolton - Needham & Company - Analyst

Congratulations on the very nice gross margins and margin outlook. I just wanted to come back to the visibility in the second half. Can you say whether your lead times have changed this year versus last year? I think if we circle back to last year, this time, you had better visibility it seemed like into the split between Q3, Q4. And, I am just wondering if lead times have come in which is making the visibility a little bit harder to call between the third and fourth quarter split?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

No material difference between last year and this year on lead times. There is uncertainty because we have large programs that we deal with in the mobile space, and we are just trying to represent that uncertainty.

Quinn Bolton - Needham & Company - Analyst

Okay. And then, you talked about, I think [MMPA] (inaudible) and filters on 18 different reference designs. Wondering if you can comment about what you are seeing in terms of industry demand for pads or wide band pads? Is that architecture starting to become more prevalent? Are you seeing the base band guys designing pads into some of their reference designs? Or, are pads still more being pulled through by OEMs rather than base band partners?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

I do see the continuing trend towards dense integration in pads, and we are seeing more of a pull from the OEMs from the customers than from the chipset partners.

Quinn Bolton - Needham & Company - Analyst

Great. And lastly, for Steve, with the third-quarter guidance that you have given, it implies some pretty healthy sequential growth in the December quarter, which I think would tend to benefit gross margin, all things equal. Is there anything going on with inventory or fab loadings in Q3 that might change the gross margin outlook for the fourth quarter?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

We typically build ahead a little bit, right? Sometimes from a factory perspective, Q3 is actually busier than Q4. Since in Q4, they may slow down a bit for Q1. On the other hand, better revenue also improves gross margin since it dilutes the effect of the manufacturing variances. I think those may fight for a draw, and you may see a fairly level couple of quarters in terms of gross margin.

Quinn Bolton - Needham & Company - Analyst

Great. Thank you.

Operator

Cody Acree, Ascendiant Capital.

Cody Acree - Ascendiant Capital - Analyst

Thank you for taking my question. Going to China, you talked about the infrastructure strengths. We have had a couple of companies point -- or, at least one company yesterday point to some weakness there. I just wonder what you are seeing from inventory health and your expectation -- maybe visibility more than anything for the back half?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

Visibility is still fairly good. We have grown, as I mentioned in the script, quite a bit in that space. And, I think we will maintain those levels going forward. So, I am not seeing evidence yet of a significant change or correction. We are always mindful of that in a fast-growing market. But, even if that does show its face, this is still a very long-term solid growth opportunity for the Company.

Cody Acree - Ascendiant Capital - Analyst

And then, on the gross margin side, with the expansion we have seen already here so far -- with the merger upcoming, what do you think you've pulled for from some of the movements you might have been thinking about for the merger that may have already been pulled into these early quarters? What's left post-merger to think about the Oregon and the Texas facilities?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

For the most part, we haven't taken any actions that would create any of the synergies that we anticipate in the merger. I expect all of the $150 million we called out earlier continues to be available to the new Company in terms of synergies.

Cody Acree - Ascendiant Capital - Analyst

Thanks.

Operator

JoAnne Feeney, ADR Investment Strategies.

JoAnne Feeney - ADR Investment Strategies - Analyst

Thanks. I would like to get a better understanding of the timing issue for the second half. Perhaps it would help if you could help us understand the split that you're seeing in the mobility right now between new customers, China-related or not China-related? And then, perhaps your business with your existing customers.

Is there a difference in timing between when you anticipate those groups ramping? And, is there a difference in uncertainty about when those groups ramp? And, could that help us to understand better the issue of uncertainty about the third quarter?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

Maybe this will help, JoAnne. The revenue stream in China is fairly broad-based. Spread over quite a few customers and responding to the rapid ramp-up of smartphones -- 4G smartphones in China. We also have one or two very large customers that have very large programs that we're involved with. That is where all the uncertainty is.

We just don't know. We will respond to a rapid buildup of product. Orders are coming in as expected. I have no reason to believe there will be anything other than what we've been told. We just mentioned that there is uncertainty in there.

JoAnne Feeney - ADR Investment Strategies - Analyst

Okay, that's helpful. Separately on the network side and wireless base stations, can you shed any light on what you're seeing there regarding component orders? There have been some folks that have reported that have remarked upon a significant inventory build then a stall in activity in base station builds. We are hoping you could let us know how that is affecting TriQuint, and what you are seeing in that opportunity for this quarter or next perhaps?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

I would characterize that as when you're driving down the highway at 100 miles an hour and you slow down -- or, you are accelerating from 50 to 100 miles an hour and when you reach 100 miles an hour at a steady-state, it feels like you stopped. We think that we have ramped up to a run rate of about $100 million a year for our base station products. We think it is going to stay there. Not seeing any evidence yet of inventory build up or slow down.

As I mentioned earlier, we are mindful of that. If we do see evidence of that, we'll probably have a correction. But, it is not going to change the long-term value of the opportunity. There will be a long-term buildout of 4G infrastructure around the world. We have got great participation in that buildout, both on the base station site and on the optical side. As I mentioned, our optical revenues we are up about 50% sequentially. Clearly, not seeing a slowdown on that side of the business

JoAnne Feeney - ADR Investment Strategies - Analyst

Very helpful. And then just, I could squeeze in one more question. Given what you've said, if we think about your guidance segment by segment, it sounds like mobility will be driving the vast amount of growth. Networks, perhaps very little growth, and defense similarly. Can you perhaps give us a better sense of the rankings of those? And, how big the differences might be?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

We haven't guided for that, but year-over-year, we should see fairly balanced growth. There's always more opportunity to grow faster in the mobile side of the business.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

JoAnne, I would add just one other question -- or one other comment to your question on revenue timing. I'd just note that a substantial majority of our business to major platforms goes direct to subcontractors like Foxconn, our number one customer. Where certain other customers may have a more lengthy supply chain, i.e., they may sell to an intermediary who then sells to an end subcontractor. And, therefore they recognize revenue a little earlier in the cycle. But, we all end up at the same place.

JoAnne Feeney - ADR Investment Strategies - Analyst

Okay, that's helpful. Thank you.

Operator

Steve Smigie, Raymond James & Associates.

Steve Smigie - Raymond James & Associates - Analyst

Thanks a lot. As I look across the revenue here -- Q2, Q3, Q4, it seems like dollar-wise at the end of the day you're higher than where the Street was originally. So, an overall bump.

If I look at the timing of the quarters, it seems like you had a huge ramp in the June quarter. I guess the first question is, overall do you see the opportunity a little better than you did a quarter ago. And then, is some of the success in Q2 just pulling revenue forward from Q3?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

The first part of your question is yes, our outlook has improved. And, I agree with your analysis compared to expectations. Not a lot of pull forward. It is just the way that it lays out in our forecast.

Steve Smigie - Raymond James & Associates - Analyst

And then, on the defense business, you didn't say -- I don't think you said you are seeing very strong orders there. You did say that about the other categories. Just curious, how defense is doing at this point?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

Defense is a very stable business. It has high and low quarters but typically grows in that mid-single-digit rate. We have actually been growing a little bit faster than that. At least sequentially, compared to the year-ago quarter, we are about flat. Looking forward, a lot of new products in the defense area. We continue to receive orders for the buildout of phaser ray radar systems. For example, the F-16 comment I made in the script. So, I feel pretty good about the defense market right now.

Steve Smigie - Raymond James & Associates - Analyst

I am sorry to beat the base station thing to death. Could we see sequential growth in base stations this quarter?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

Sure. That is in the possibility. Right now, I think we have reached a level of a little north of $100 million in year, and I think that will persist for some time.

Steve Smigie - Raymond James & Associates - Analyst

Cool, thanks very much.

Operator

Mike Burton, Brean Capital.

Mike Burton - Brean Capital, LLC - Analyst

Thanks. Maybe for Steve -- I guess for both. First, you are obviously guiding for another increase in Q4. How should we be thinking about some of the puts and takes on margins heading into Q4 at the midpoint of your guidance both for Q3 and the second half. And then, what is the contribution margin you expect to have for gross margins going forward?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Yes, on your first question, we have guided -- center point of guide for Q3 is 44%. I think there is a -- if our forecast went further into the future I would say Q4 would be something in the same neighborhood. Puts and takes there are the factory is typically busier in Q3 because they build in advance of the quarter. On the other hand, higher revenue levels that we expect in Q4 will dilute the negative effect of some of our variances. So, I would guess it is going to be pretty steady in that range over the second half of the year. And then, what was your second question?

Mike Burton - Brean Capital, LLC - Analyst

It was asking on the contribution margin. But also, if you could give me your outlook on OpEx? And then, the other question I wanted to ask was on what percent of revenues are you actually seeing from China currently? Obviously, you are partnered with Qualcomm out there. I was wondering on progress with any of the other base band guys. Thanks.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

I think fall-through has traditionally been around 50% for us. I think that is edging up as we see growth in our higher margin filters. And so, I think in the 55% range, maybe even a little higher is appropriate. In terms of OpEx, I think that is going to be pretty flat at around $70 million.

Ralph Quinsey - TriQuint Semiconductor - President & CEO

The mix -- regional mix of revenue -- again, it's hard to know where the revenue ends up. This is our sell-through revenue. America is about 18%, Asia, 78%, Europe, 4%. And then, within Asia, China is about 50% of our total.

Mike Burton - Brean Capital, LLC - Analyst

Great. A couple of quarters ago you talked about focusing on the white-box market and media tech. I was wondering if there was any updates on them? Or, any other base band providers outside of Qualcomm?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

Yes, we now have reference design wins on six base band suppliers -- reference design suppliers. We're seeing good reference design wins for our filters and for our MMPAs. And clearly, the allotted demand is very broad-based in China particularly for our filters.

Mike Burton - Brean Capital, LLC - Analyst

Thanks.

Operator

David Duley, Steelhead Securities.

David Duley - Steelhead Securities - Analyst

Yes, thanks for taking my questions. I was just wondering if you might give us an idea of what your overall factory utilization rates are in your different areas?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

The utilization rates in total are still in that mid-60%s range, and we are not breaking it down by factory. I would just add the color that utilization rates are higher for our filter factories than for our GaAs factories.

David Duley - Steelhead Securities - Analyst

And, could you give us an idea of what your overall filter revenue might be this year? What your run rate is? I think you have given us some statistics in the past to help us understand how big this piece of business is, and how fast it is growing?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

That is a hard number to say. With our mobile revenue, I think it's -- we've passed through the 50% point. More than 50% of our revenue is filter-related. A lot of that is integrated into devices that have a lot of other active content. I think that is a good rule of thumb.

David Duley - Steelhead Securities - Analyst

Okay. And then, as far as your revenue in China goes, how should we think of the growth rate of that piece of business? Should we look at the overall number of LTE phones being sold and use that as the growth rate? Or, will we see a content increase for you? Just help us understand what you think is going to happen there?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

Yes, I think we should look at it as far as 4G phones being sold and use the conversion rates that I talked about in the script, and we have on our website as far as content per phone to make your own estimates on how much of that content we will win. It is significant. Going from a 2G entry level phone to an entry-level smartphone, which I think will be a big part of the demand change over the next year or so.

We're going from less than $1 to $3 or $4 of content. When you look at the world phones for 4G, it jumps up to -- I'm sorry, the global roaming phones for 4G. It jumps up to $8. Of course, the world phones, as you know, are well into the teens. So, quite a bit of content. Two drivers -- one, just the growing adoption of 4G phones. Whether it's TV or FTD around the world, and then the content increases that our industry is seeing. Particularly, TriQuint is seeing on premium filters.

David Duley - Steelhead Securities - Analyst

Thank you very much.

Operator

Mike Walkley, Canaccord Genuity.

Sid Sinha - Canaccord Genuity - Analyst

Hello, this is Sid Sinha on for Mike Walkley. A quick one on China with the transition to 3G LTE, and there seems to have been lower 3G channel inventory now. How do you think about China seasonal trends towards the end of the year? Do you worry about an inventory correction in China perhaps later in the year? Is that something you worry about?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

So, right now, we are not seeing any evidence of that. We are certainly mindful of the fact that fast-growing markets can see inventory corrections. But, once again, I think the long-term trend line is for growth in that marketplace. We are not seeing any evidence of short-term inventory corrections. If and when we do, we will react to them appropriately, but the long-term growth in that market and the long-term conversion to 4G smartphones in China I think is the bigger part of the story.

Sid Sinha - Canaccord Genuity - Analyst

Thanks. And then, just a quick one on the non-handset business. Particularly on your GaN product line. Just wanted to get your opinion on the product potential overlap for the synergies here with RFMD's MPG business. I believe RFMD has focused on the sub-3.5 Gigahertz frequencies, while TriQuint has a broader portfolio of products covering higher frequencies to 100 Gigahertz.

Would it be fair to say that there isn't too much of an overlap here? And, the combined entities would cover a very large frequency range from -- all the away from RF to mm wave frequencies?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

That is a very fair and accurate assessment, and really the theme across many of our products and markets, where as we dug into it, we found very little product overlap and very complementary roadmaps. Very accurate.

Sid Sinha - Canaccord Genuity - Analyst

Great. Thank you.

Operator

Tom Sepenzis, Northland Capital Management.

Tom Sepenzis - Northland Capital Management - Analyst

Thank you for taking my question. I am just wondering where are you going to put the extra filter capacity? Is that in your existing fab? Or, where exactly is that going to go?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

That is correct. It is in our existing filter fabs. We are going to expand our existing filter fabs. We have reached a size and scale in our filter fabs where we can add capacity fairly quickly.

Tom Sepenzis - Northland Capital Management - Analyst

How much additional capacity can you add in that, after this doubling?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

It depends upon the factory. I think for BAW we could more than likely double it again, or beyond. And, for TC-SAW, it depends upon if we would either change wafer diameter size or build more brick and mortar at our existing site. But again, we could probably at least double it.

Tom Sepenzis - Northland Capital Management - Analyst

Great. Thank you.

And then, can you just talk about the transport business. That looked like it was up about 50% sequentially. Can you give us a little bit more color in terms of what the levers are there? Is it broad-based, multiple customers? Or, is it one or two people driving that?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

The material story was in the optical business. We had seen some weaker quarters bouncing around the last several quarters. And, that came back very strong in the just-completed quarter. So, that is really what was driving that growth. Really strong optical business. As you know, Tom, that product is used to move data from city to city around the metro ring. So, as more smartphones get dumped into the hands of the world's population, more data gets dumped into the infrastructure and people have to invest in the equipment to move it around.

Tom Sepenzis - Northland Capital Management - Analyst

Do you expect that to keep growing at a crisp pace? Or, should it taper off after the strong move we saw here in June?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

I think it is a similar story to the base stations story, where it has ticked up and should stay at the elevated levels for the foreseeable future.

Tom Sepenzis - Northland Capital Management - Analyst

Great. Thank you so much.

Operator

Tom Diffely, DA Davidson & Co.

Tom Diffely - D.A. Davidson & Co. - Analyst

Good afternoon. First, another question on the capacity expansion plans. You talked about $50 million in the third quarter. Just to clarify, is that mainly for BAW? I know it's for both, but is BAW filter the biggest component?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

BAW filters will probably be -- end up being somewhere around two-thirds of the capital expenditure.

Tom Diffely - D.A. Davidson & Co. - Analyst

And then, when we look beyond the third quarter to get the full doubling of capacity, what is the total capital investment?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

That is to be determined. But, it is going to be significant.

Tom Diffely - D.A. Davidson & Co. - Analyst

Okay. Steve, maybe a little bit more on the gross margin. The 1,000 basis point improvement year-over-year. Is there some way you can quantify the impact that came from volume versus mix versus maybe some cost reduction?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Yes, but we are not going to go into that level of detail here. But, I would say that they are all contributors. Everything from the expense reductions we took earlier in the year to the portfolio management that we've been executing to yield improvements in our factories, they have all been significant contributors.

Tom Diffely - D.A. Davidson & Co. - Analyst

Okay. Would you say there is some headroom then with each of the three categories going forward?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Well, we've guided gross margins up sequentially, so I would say yes.

Tom Diffely - D.A. Davidson & Co. - Analyst

Okay. Ralph, maybe on the merger. We have seen a lot of other companies have issues with China as being the stumbling block. Do you consider that your biggest hurdle at this point?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

I consider it one of the key milestones we need to complete along the path to closing the deal. It has progressed to the expectations that we had as far as timing. I don't see any major issue in the overlap of products, and I don't have a lot of exposure or experience with the Japanese -- I'm sorry, the Chinese department that is handling this. We will work through the process.

Tom Diffely - D.A. Davidson & Co. - Analyst

Okay. Thank you.

Operator

Bill Dezellem, Tieton Capital Management.

Bill Dezellem - Tieton Capital Management - Analyst

Thank you. A couple of questions.

The first is relative to the gross margin improvement that you saw in this quarter -- I hope I didn't miss this earlier. But, was that a function of something other than the increased volumes and sales level? And then, the second question is you have now had some time to get customer feedback post-acquisition or combination announcement. Would you please discuss the commentary that you have received, please?

Ralph Quinsey - TriQuint Semiconductor - President & CEO

I will take the second part of that question, and I will let Steve have the first part. By and large, all of the customers we've talked to are excited about the opportunities. Several of the customers -- and several major customers have asked us to accelerate our activity of working together to create better products for them and just give them the benefits of the combination. So, I am hard-pressed to find any negative customer feedback on the merger. With the exception of one or two customers that are concerned about being in a situation like this, and there are synergies involved, they're concerned about a long-term continuation of supply. Of course, we have assured all of our customers that we would not put them at risk and would continue to supply product to support them.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

And, on your first question, I think the one contributor you didn't mention was the proactive portfolio management we've been engaged in in phasing down some of the low-margin products that we had in our portfolio, and, as premium filters have grown. And so, the combination of those two has certainly been very accretive to our overall margins.

Bill Dezellem - Tieton Capital Management - Analyst

The mix change is also very important from the standpoint that you're exiting that low-margin business. It is hurting the revenue growth that you already have discussed. Plus the fact that the filters are your highest margin product that you have.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Well said.

Bill Dezellem - Tieton Capital Management - Analyst

Great. Thank you both.

Operator

And, we have no further questions at this time.

Ralph Quinsey - TriQuint Semiconductor - President & CEO

All right. I want to thank everyone for their participation on the call.

Operator

Ladies and gentlemen, this does conclude today's conference call. We thank you for your participation. You may all disconnect.
Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate,” “intend” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary

Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.